

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Jacob Wolf
General Counsel and Secretary
FTC Solar, Inc.
9020 N Capital of Texas Hwy, Suite I-260
Austin, Texas 78759

> **Re: FTC Solar, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 19, 2021**
> **File No. 333-254797**

Dear Mr. Wolf:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2021 letter.

Amendment to Form S-1

The Offering
Risk Factors, page 12

1. Your disclosure on page 12 indicates that the number of shares of common stock outstanding after the offering gives effect to 3,669,373 shares of common stock repurchased in the Stock Repurchase. However, your disclosure on page 11 indicates that you plan to repurchase 7,894,735. Please reconcile or revise these amounts.

<u>Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>19. Subsequent Events (Unaudited), page F-27</u>

2.   You disclose that the proposed stock split will occur "after the registration statement and before the closing of this offering". Please confirm to us and revise the note to clarify that the stock split will be effected prior to the closing of the offering, but will not be effected prior to effectiveness of your registration statement. Otherwise, revise the financial statements in your filing to retroactively present the stock split consistent with the guidance in SAB 4C and have your auditors dual date their report for the impact of the split.

<u>General</u>

3.   Please revise to include disclosures required by Item 103 of Regulation S-K. In that regard, we note recent press of a lawsuit filed against you by FCX Solar LLC. Also, tell us how you considered the guidance in ASC 450 in concluding on the need for disclosure of this lawsuit in your financial statements.

    You may contact Heather Clark, Staff Accountant at (202) 551-3624 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrea Nicolas